UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

GroupBy Acquisition

As previously disclosed, on February 11, 2025, Rezolve AI Limited (the “Company”) entered into a Purchase Agreement (the “Purchase Agreement”), by and among the Company, GroupBy Inc., an Ontario, Canada corporation (“GroupBy”), GroupBy International Ltd., an Ontario, Canada corporation (“GroupBy International”, and together with GroupBy, the “Target Companies”) and Fortis Advisors LLC, a Delaware limited liability company, as the representative of the sellers party thereto (the “Sellers”), pursuant to which the Company agreed to purchase, and the Sellers agreed to sell, the entire issued and to be issued share capital of each of GroupBy and GroupBy International (the “Acquisition”).

On February 28, 2025, the Company and the Sellers amended the Purchase Agreement (the "Amendment") to, among other things, provide for the cancellation of certain warrants of the Target Companies held by certain Sellers.

The description of the Amendment is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is furnished as exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit No.	Description
10.1	Amendment to the Purchase Agreement, dated February 28, 2025, by and among Rezolve AI Limited and Fortis Advisors LLC, as representative of the sellers party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 6, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman